EXHIBIT 4.1

PROMISSORY NOTE

$1,500,000.00	January 15, 2008
Corona Del Mar, California

FOR VALUE RECEIVED, ICC Worldwide, Inc (formally known as Torbay Holdings, Inc.), a Delaware corporation (the "Maker"), promises to pay to the order of The Black Diamond Fund, LLLP (the "Holder"), a Minnesota Limited Partnership having a place of business at 1800 Second St, Ste 758, Sarasota, FL 34236 or such other address as the Holder may from time to time designate in writing to the Maker, the principal sum of One Million Five Hundred Thousand Dollars ($1,500,000.00) with interest on the unpaid balance as hereinafter provided.

1.	Interest Rate. The interest rate on this note is 10.0% per annum, compounded monthly on the last day of each month.

2.	Payments By Maker. Payments of interest and/or principal by Maker to Holder are due on the 15th of each month and shall be paid as follows:

a.
For the first 24 payments starting with the first payment due February 15, 2008, the payment due shall be calculated on an interest only basis with no principal due. Interest shall be computed on the basis of twelve 30 day months and the actual number of days elapsed

b.
For the following 180 months, commencing with the payment due February 15, 2010, the Maker shall pay the Holder $16,119.08 each month, which is the monthly amount of principal and interest calculated to completely amortize the note in 15 years based on equal monthly payments of principal and interest. Maker and Holder agree to revise this payment amount if less than the full amount is loaned by Holder.

c.
Payments to Holder will be made to Holder by check to Holder at 155 Revere Drive, Suite 10, Northbrook IL 60062 or by wire transfer to Holder’s bank pursuant to instructions delivered by Holder to the Maker.

3.	Maturity Date: Notwithstanding the foregoing, any and all outstanding principal and accrued interest on this Note otherwise due is due on the first to occur of the following:

a.	January 15, 2013, or

b.	The sale in one or more closely related transactions of fifty percent (50%) or more or the assets and/or common stock of Maker, or

c.	The occurrence of an event of default as defined below.

4.	Prepayment Penalty. Notwithstanding the foregoing, the Maker may prepay up to all the principal amount of this Note and all accrued and unpaid interest at any time without incurring any penalty.

5.	Security. Maker pledges and grants to Holder a security interest in all the assets of Maker as security for this Note.

a.	Maker will cooperate with Holder to perfect such security interests as Holder may reasonably require from time to time.

b.
Holder agrees to subordinate Holder’s security interest under this paragraph to any valid bank or other financial institution loan or line of credit made to Maker or a subsidiary of the Maker and will reasonably cooperate with Maker to effect that subordination.

6.	Events of Default. The following shall constitute “Events of Default” under this Note:

a.
The Maker fails to make any payment required by this Note within 10 days after written notice from Holder that such payment is due; provided, however, that after Holder has give such a notice two times during the life of this Note, then it shall be an Event of Default if Maker thereafter fails to make any payment required within 10 days after its due date without Holder being required to give any notice.

b.
The Maker becomes insolvent or unable to pay its debts as they mature or makes an assignment for the benefit of creditors, or any proceeding is instituted by or against the Maker alleging that the Maker is insolvent or unable to pay its debts as they mature, and any such proceeding, if involuntary, is not dismissed or stayed on appeal or otherwise within 30 days.

c.
Upon the occurrence of an Event of Default, the entire unpaid principal amount of this Note together with accrued but unpaid interest thereon, shall at once become due and payable without requiring notice by the Holder. Failure to provide notice shall not constitute a waiver of this right. From the date an Event of Default first occurs until such Event of Default is cured, interest shall accrue at a rate of the lesser of 18% per annum or the maximum rate permitted by applicable law, compounded monthly.

7.	Other Conditions. The following other conditions shall apply to this Note.

a.
This Note shall be governed and construed in accordance with the laws of the State of Illinois, without regard to conflict of laws principles thereof. The Maker hereby consents to the jurisdiction of the courts located in Cook County, Illinois, as the exclusive forum to resolve any disputes arising out of this Note. The Maker hereby waives any objection it may have to the jurisdiction of such courts or the laying of venue in such county.

b.
The Maker agrees to pay or reimburse the Holder and any other holder hereof of all costs and expenses of preparing, seeking advice in regard to, enforcing, and preserving its rights under this Note or any guarantee, document or instrument executed in the connection herewith (including reasonable attorneys’ fees and costs and reasonable time charges of attorneys who may be employees of the Holder, whether in or out of court, in original or appellate proceedings or in bankruptcy.)

c.	Except as provided in this Note, presentment, protest, notice, notice of dishonor, demand for payment, notice of protest and notice of non-payment are hereby waived.

d.
The failure or delay by the Holder of this Note in exercising any of his rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance. The Holder of this Note may not waive any of its rights, except in an instrument in writing signed by the Holder.

e.	This Note is not convertible into the preferred or the common stock of Maker by Holder.

This Note may not be amended except in a writing signed by the Maker.

/s/ Richard K Lauer
Richard K. Lauer President and Chief Executive Officer ICC Worldwide, Inc.